TRANSAMERICA SERIES TRUST

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

ROTHSCHILD & CO ASSET MANAGEMENT US INC.

THIS AMENDMENT is made as of March 4, 2022, to the Investment Sub-Advisory Agreement dated December 1, 2020 (the “Agreement”), between Transamerica Asset Management, Inc. (“TAM”) and Rothschild & Co Asset Management US Inc. (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Agreement is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of March 4, 2022.

TRANSAMERICA ASSET MANAGEMENT, INC.

By: /s/Christopher A. Staples
Name: Christopher A. Staples
Title: Senior Vice President

ROTHSCHILD & CO ASSET MANAGEMENT US INC.

By: /s/ Russell J. Newman
Name: Russell J. Newman
Title: Chief Operating Officer

Schedule A

PORTFOLIO	INVESTMENT SUB-ADVISORY FEE*
Transamerica Rothschild & Co Large Cap Value VP**	0.144% of the first $1 billion; 0.13% over $1 billion up to $3 billion; 0.12% in excess of $3 billion
*	As a percentage of average daily net assets on an annual basis.

**

 The average daily net assets for the purpose of calculating sub-advisory fees will be determined on the basis of the combined assets of Transamerica Large Cap Value, a series of Transamerica Funds; Transamerica Rothschild & Co Large Cap Value VP, a series of Transamerica Series Trust, and Transamerica Large Cap Value CIT, a series of Wilmington Trust Collective Investment Trust that is also sub-advised by Rothschild & Co Asset Management US Inc.